_____________________

                         UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                     _____________________
                          SCHEDULE 13D
           Under the Securities Exchange Act of 1934
                       (AMENDMENT NO. 2)*

              KINDER MORGAN ENERGY PARTNERS, L.P.
                        (Name of Issuer)
                     _____________________

                          Common Units
                 (Title of Class of Securities)
                      ____________________

                          494550-10-6
                         (CUSIP Number)

                     Mr. Richard D. Kinder
                   1301 McKinney, Suite 3400
                     Houston, Texas   77010
                         (713) 844-9500

              (Name, Address and Telephone Number
            of Person Authorized to Receive Notices
                      and Communications)

                        with a copy to:
                       Mr. David L. Ronn
                 Bracewell & Patterson, L.L.P.
                   South Tower Pennzoil Place
                711 Louisiana Street, Suite 2900
                  Houston, Texas   77002-2781
                          713-221-1352
                    ________________________

                         March 6, 1998
    (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report this acquisition that is the subject of this
Schedule 13D, and is filing this Schedule because of Rule 13d-
1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box:
[ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

* Final Amendment

                              SCHEDULE 13D
                        CUSIP NO.: 494550-10-6
-----------------------------------------------------------------------------
1       Name of Reporting Person; S.S. or IRS Identification
        Number

        Richard D. Kinder
-----------------------------------------------------------------------------
2       Check the Appropriate Box If A Member of a Group
        (a) [   ]
        (b) [X]
-----------------------------------------------------------------------------
3       SEC Use Only
-----------------------------------------------------------------------------
4       Source of Funds
        00
-----------------------------------------------------------------------------
5       Check Box If Disclosure of Legal Proceedings Is Required
        Pursuant to Item 2(d) or 2(e)

        [   ]
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6       Citizenship or Place of Organization

        United States
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7       Sole Voting Power

        127,950 Common Units (1)
-----------------------------------------------------------------------------
8       Shared Voting Power

        0
-----------------------------------------------------------------------------
9       Sole Dispositive Power

        127,950 Common Units (1)
-----------------------------------------------------------------------------
10      Shared Dispositive Power

        0
-----------------------------------------------------------------------------
11      Aggregate Amount Beneficially Owned by Each Reporting
        Person

        127,950 Common Units
-----------------------------------------------------------------------------
12      Check Box If the Aggregate Amount in Row (11) Excludes
        Certain Shares

        [X] (1)
-----------------------------------------------------------------------------
13      Percent of Class Represented by Amount in Row (11)

        Less than 0.2%
-----------------------------------------------------------------------------
14      Type of Reporting Person

        IN
-----------------------------------------------------------------------------
1    See Item 5.

                     AMENDMENT NO. 2 ON
                   STATEMENT ON SCHEDULE 13D

Preliminary Statement:

     This Amendment No. 2 amends and supplements Amendment No. 1 to the Statement on Schedule 13D filed with the Securities and Exchange Commission by Mr. Richard D. Kinder (the "Reporting Person") on April 17, 1997 ("Amendment No. 1"), relating to the common units of limited partnership interest ("Common Units") of Kinder Morgan Energy Partners, L.P., a Delaware limited partnership ("Issuer"). The principal terms used but not defined herein shall have the meanings ascribed thereto in Amendment No. 1.

     Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on Amendment No. 1. This Amendment No. 2 speaks as of its date and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.

Item 1.  Security and Issuer.

     Item 1 is hereby amended and supplemented by replacing the current paragraph with the following:

          This Statement on Schedule 13D relates to the Common Units of Limited Partnership Interest ("Common Units") of Kinder Morgan Energy Partners, L.P., a Delaware limited partnership (the "Issuer"), whose principal executive office is located at 1301 McKinney, Suite 3400, Houston, Texas 77010.

Item 2.  Identity and Background.

     Item 2 is hereby amended and supplemented by replacing the current paragraphs with the following:

          This Statement is filed by Mr. Richard D. Kinder, an individual (the "Reporting Person"). The Reporting
     Person's present principal occupation is as Director, Chairman of the Board and Chief Executive Officer of
     Kinder Morgan, Inc., a Kansas corporation ("KMI") and as Director, Chairman of the Board and Chief Executive
     Officer of Kinder Morgan G.P., Inc., a Delaware corporation and the sole general partner of the Issuer
     ("KMGP").

          The addresses of the principal business offices of the Reporting Person, KMI and KMGP are 1301 McKinney, Suite
     3400, Houston, Texas 77010.

          The Reporting Person has not been during the last five years (a) convicted of any criminal proceeding
     (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     Items 3 is hereby amended and supplemented by replacing the current paragraphs with the following:

          Since the filing of Amendment No. 1, the Reporting Person has acquired additional Common Units of the Issuer in open market transactions through the use of personal funds, which total the amount reported on the cover page and in Item 5.

Item 4.  Purpose of the Transaction.

     Item 4 is hereby amended and supplemented by replacing the current paragraphs with the following:

          The Reporting Person holds Common Units as reported herein for the purposes of investment. The Reporting Person has no present plan or proposal with respect to any action that would relate to or result in the occurrence of any of the matters enumerated under
     Item 4 of Schedule 13D. The Reporting Person reserves the right to formulate specific plans or proposals with respect to, or to change their intentions regarding, any or all of the foregoing.

Item 5.  Interest in Securities of the Issuer.

     Item 5 is hereby amended and supplemented by the current paragraphs with the following:

          (a) As set forth herein, the Reporting Person has beneficial ownership of 127,950 Common Units, which represent approximately 0.2% of the outstanding Common Units, based upon (i) the number of Common Units outstanding as of November 8, 1999, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1999 and (ii) the additional 9,810,000 Common Units issued as part of a private transaction recently completed by the Issuer.

          The Reporting Person owns approximately 21.3% of the voting stock of KMI. KMI owns all the issued and outstanding capital stock of Kinder Morgan (Delaware), Inc., a Delaware corporation and a wholly-owned subsidiary of KMI ("KM-Delaware"). KM-Delaware owns all of the issued and outstanding capital stock of KMGP. KMGP owns 862,000 Common Units of the Issuer.

          However, the Reporting Person, in his capacity as the holder of approximately 21.3% of the voting stock of KMI, does not have the power to vote or direct the vote of, or dispose or direct the disposition of, or receive or direct the receipt of dividends or distributions with respect to such Common Units owned by KMGP.

          There exists no contract, arrangement or device which has the purpose or effect of requiring the stockholders of KMI to act together with respect to any such actions regarding KMGP. The Board of Directors of KM-Delaware, elected by KMI, controls KM-Delaware's actions with respect to its assets, including its ownership of the capital stock of KMGP. Because KM-Delaware is the sole stockholder of KMGP, KM-Delaware, has the power to elect the Board of Directors of KMGP. However, all decisions regarding the Common Units owned by KMGP are within the exclusive authority of the Board of Directors of KMGP.

          The Reporting Person, as a stockholder of KMI and through KMI's indirect ownership of the capital stock of KMGP, may be deemed to have an indirect beneficial ownership interest in the Common Units owned by KMGP.
     However, the Reporting Person disclaims any beneficial ownership of the Common Units owned by KMGP.

          (b) The Reporting Person has sole voting and sole dispositive power over the 127,950 Common Units that he owns.

          (c) The Reporting Person has not effected any transactions in Common Units in the past 60 days.

          (d) No person other than the Reporting Person has the power to vote or direct the vote of, or dispose or direct the disposition of, the Common Units owned by the Reporting Person, or to dispose or direct the disposition of, or receive or direct the receipt of, dividends with respect to such Common Units deemed to be beneficially owned by the Reporting Person.

          (e)  On March 6, 1998,  Kinder Morgan Operating
     L.P. "D" ("OLP-D"), a limited partnership wholly-owned by the Issuer, acquired 99% of SFPP, L.P., the operating partnership of Santa Fe Pacific Pipeline
     Partners, L.P. ("Santa Fe"). SFPP, L.P. owned substantially all of Santa Fe's assets and conducted all of its business activities. The Issuer acquired the interest of Santa Fe's common unit holders in SFPP, L.P. in exchange for 26.6 million newly-issued
     Common Units (the "Santa Fe Transaction").

          The additional issuance of Common Units as part of the Santa Fe Transaction resulted in a dilution of both the Reporting Person's ownership interest in the Issuer and KMGP's beneficial ownership interest in the Issuer. Consequently, the Reporting Person would have ceased to be the beneficial owner of more than five percent (5%) of the Common Units on March 6, 1998, even if the Reporting Person were deemed to have an indirect beneficial ownership interest in Common Units owned by KMGP despite explicitly disclaiming beneficial ownership in those Common Units.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The information set forth in Items 3 through 5 is hereby incorporated herein by reference. To the best of the Reporting Person's knowledge, except as described in this Amendment No. 2, there at present no contracts, arrangements, understandings or relationship (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7.   Material to be Filed as Exhibits.

     None.

                           SIGNATURES

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete, and correct.


Date: January 31, 2000.       /S/ RICHARD D. KINDER
                              ------------------------------
                              Richard D. Kinder